

May 6, 2024

Su-Leng Tan Lee
Chief Executive Officer and Acting Chief Financial Officer
BioNexus Gene Lab Corp
Unit 02, Level 10, Tower B, Avenue 3, The Vertical
Business Suite II, Bangsar South
8 Jalan Kerinchi
Kuala Lumpur, Malaysia 59200

> **Re: BioNexus Gene Lab Corp**
>   **Form 10-K filed April 16, 2024**
>   **Form 10-Q/A filed March 26, 2024**
>   **File No. 001-41750**

Dear Su-Leng Tan Lee:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 4. Controls and Procedures., page 36

1.   We note that you concluded that your disclosure controls and procedures were effective as of December 31, 2023. In forming this conclusion, please tell us how you considered the material weaknesses you had as of December 31, 2022. In this regard, we note that (i) your disclosure on page 37 indicates that during the year ended December 31, 2023 there had been no change in internal control over financial reporting and (ii) you disclosed in each of your Form 10-Qs filed during 2023 that no material changes in your internal control over reporting had occurred.

2.   We note management conducted an assessment of the effectiveness of your internal control over financial reporting as of December 31, 2023. Please amend your filing to provide their conclusion on the effectiveness of your internal controls over financial

reporting pursuant to Item 308(a)(3) of Regulation S-K. If you concluded that your internal controls over financial reporting were effective, please discuss the actions undertaken to remediate your prior material weaknesses. Note that any revisions should include proper disclosures regarding changes in internal control over financial reporting pursuant to Rule 308(c) of Regulation S-K.

<u>Exhibit 31.1, page 1</u>

3.   Please identify the certifying individual by name and remove their title in the introductory line of the certification. Refer to Item 601(b)(31) of Regulation S-K. Please address this comment as it relates to the certifications filed in connection with your fiscal year 2023 Form 10-Qs.

<u>Form 10-Q/A for the Quarter Ended September 30, 2023</u>

<u>Item 4. Controls and Procedures, page 31</u>

4.   We note that the Company's management concluded, as of the end of the period covered by this report, that the Company's disclosure controls and procedures were "capable". Please amend your filing to disclose management's conclusion regarding whether your disclosure control and procedures were effective or not effective. If management concludes that the disclosure controls and procedures are effective, please reference your prior material weaknesses in internal controls over financial reporting and provide us with sufficient information to understand how you reached your conclusion. If actions were undertaken to remediate the material weakness, such remediation requires disclosures to address the changes in internal control over financial reporting. Refer to Rule 308(c) of Regulation S-K. Address this comment as it relates to your June 30, 2023 and March 30, 2023 Form 10-Qs.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services